

February 15, 2013

Via E-mail
Richard L. Mooers
Chairman
xG Technology, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, FL 34236

   Re: xG Technology, Inc.
     Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
     Submitted February 7, 2013
     CIK No. 0001565228

Dear Mr. Mooers:

   We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 1; however, we disagree with your response. Rule 135 of the Securities Act permits notices describing the purpose and terms of a proposed registered offering. However, the statements made by your Chairman, as quoted in the December 27, 2012 press release provided on your website, with respect to your current products and proposed listing of your common shares on NASDAQ, appear to go beyond what notices contemplated under Rule 135 of the Securities Act allow for and appear to solicit indications of interest.

Therefore, please advise, and if appropriate, provide risk factor disclosure in your prospectus discussing the risk to the company that the press release dated December 27, 2012, may be deemed to be in violation of Section 5 of the Securities Act.

2.   Further, please tell us the specific AIM regulations you refer to in your response to comment 1.

3.   We note you did not respond to comment 5. Therefore, we reissue the comment. We note numerous references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. We note, by way of example, the reference to a Cisco report on pages 12 and 49, and references to several studies undertaken by the FCC beginning on page 49.

4.   Please file all exhibits as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments. This includes filing copies of the equipment purchase, reseller and teaming agreements as exhibits to the registration statement. We note your disclosure on pages 34 and 59 discussing that you have entered into a number of these agreements. Given the current state of your operations, these appear to be material exhibits required to be filed as required by Item 601(b)(10) of Regulation S-K.

5.   We note your response to comment 6. In addition, we note extensive disclosure throughout your prospectus discussing numerous shareholder loans you have entered into with MBTH. Further, we note each of these loans may be converted at MBTH's option, into new common shares of xG Technology, Inc. Please revise your disclosure throughout your prospectus, including providing appropriate risk factor disclosure, to discuss the possible consequences to new and existing stockholders of the issuance of additional shares of common shares pursuant to the convertible features underlying the MBTH promissory notes. You should address the impact on stock price, the significant dilution of voting rights and earnings per share. Please also disclose the maximum number of common shares MBTH has been issued, and may be issued, pursuant to all of the outstanding convertible promissory notes. Finally, please file copies of the convertible promissory notes as exhibits to the registration statement. Refer to Item 601(b)(4) of Regulation S-K.

Prospectus Summary, page 10

Our Company, page 10

6.   We note your response to comment 8. However, we disagree with your response that you do not meet the criteria for a development stage company. As noted in our comment, your disclosure in your prospectus describes that your products are currently still in the design and testing phase. We note your disclosure on page 48 that you are "still in the

process of developing, testing and readying" your products for commercial development. In addition, we note you have generated minimal revenues since inception, including $0 for the nine months ended September 30, 2012. Further, we note your history of net losses since inception and that you expect to continue to realize net losses for the immediate future due to your research and development costs and until you begin to commercialize your products and technology. As a result, please revise your disclosure accordingly to discuss the current state of your operations. We note your disclosure on page 34.

Risk Factors, page 19

Our failure to obtain and maintain required certifications…, page 23

7.   We note your response to comment 14; however, we note you did not respond to the comment as a whole. Thus, please explain whether you have had to apply for any FCC certifications as of the date of this offering, and if so, discuss the status of those applications. We note the equipment purchase, reseller and teaming agreements you recently entered into contain certain conditions to payment under the agreements, including receiving FCC certification of your products. Provide appropriate risk factor discussing the risk that your products may not receive FCC certification and the effect this may have on the satisfaction of the terms underlying the recent equipment purchase, reseller and teaming agreements entered into.

Compliance with environmental, import and export…, page 25

8.   We reissue comment 16. It appears this risk factor disclosure is incomplete. Please briefly describe the changes in environmental, import and export, and health and safety laws that you believe could reduce the net realizable value of your products.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

9.   We note your disclosure on page F-27 that you currently have a sales backlog of $3.3 million outstanding as of September 30, 2012, $26.2 million of additional sales orders as of January 30, 2013, and total backlog of reseller agreements of $11 million and total backlog of purchase orders of $18.5 million for a total backlog of $29.5 million as of January 31, 2013. Please revise to include this disclosure in this section. In addition, please provide appropriate risk factor disclosure discussing the effect your total sales backlog may have on your prospective operations and financial condition.

Executive Compensation, page 71

10.   Please revise to include disclosure related to the compensation of your directors as required pursuant to Item 402(r) of Regulation S-K. We note your disclosure on page 83

that you have granted stock options to certain of your directors. However, there is no section titled "Management-Non-Employee Director Compensation" within your prospectus. Please revise.

11.   We reissue comment 25. Please provide narrative disclosure related to the specific performance measures used to determine the cash and stock bonuses paid to your named executive officers. This includes providing disclosure related to the pre-established goals of revenue growth, budgetary adherence and technical milestones.

Financial Statements

General

12.   We note your response to comment 27. Although it appears that you have commenced your planned principal operations and may be approaching the end of the development stage, we believe that you still qualify as a development stage enterprise in accordance with ASC 915. Please revise your financial statements to comply with ASC 915-205-45-2 through 45-4 and related subtopics.

13.   Please update the financial statements and other financial information to include the year ended December 31, 2012 as required by Rule 8-08 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Intangible Assets, page F-6

14.   In response to comment 27, you indicate that instead of continuing with production of the current portfolio of products, which in this case appears to be the BSN 250 base station and the TX70 handset, you made the decision that it was better to further enhance the technology to allow for the integration of data and voice prior to the major release and rollout of these products. Please tell us in more detail about the enhancements made to the software originally offered for sale; how the enhancements changed the product, and how you accounted for the costs of product enhancements. In your response tell us how you considered the provisions of ASC 985-20-55-10 and ASC 985-20-55-17 through 19.

15.   We note your response to comment 32. It is not clear why you believe the economic useful life of your capitalized software is five years. It appears, based upon your response to comment 36 that the only products for which amortization of the capitalized software costs has commenced through September 30, 2012 are the BSN 250 base station and the TX70 handsets. Please confirm and tell us how you determined the economic useful life of these products by describing the significant estimates and assumptions that you considered in your determination of the estimated economic life.

16.   We note your response to comment 33. The useful life is the period over which an asset
        is expected to contribute directly or indirectly to the future cash flows of an entity. In this
        regard, it is not clear why you believe this asset's protected term under current U.S. law
        is necessarily the expected useful life to your entity. Please provide us with your analysis
        under ASC 350-30-35-3.

Note 8. Equity, page F-14

17.   We note your response to comment 39. We have not been able to locate your disclosure
        of the total fair value of shares vested during the year. Please tell us where we can find
        this disclosure or revise accordingly.

Interim Financial Statements for the Periods Ended September 30, 2012 and 2011

Note 3. Intangible Assets, page F-25

18.   We refer to the table presenting software capitalization costs. You reflect amortization of
        $494,000 for the nine months ended September 30, 2012; however, in your note
        disclosure following the table, you state that you recognized amortization of software
        development costs available for sale of $0.3 million. Please reconcile these disclosure
        inconsistencies.

19.   We note your response to comment 36. In your note disclosure on page F-25, you state
        that you capitalized $3.9 million of software development costs relating to the BSN250
        base station and TX70 handset, and that you are amortizing these costs over five years.
        In addition, it appears that these are the only costs for which amortization expense has
        been recorded. Please provide us with an amortization schedule that will help us better
        understand how you calculated the $479,000 expense recorded in fiscal 2011 and
        $494,000 for the nine months ended September 30, 2012. Clearly indicate when
        amortization began and the economic useful life. Please tell us what the remaining
        estimated economic life of the BSN 250 base station and the TX70 handset is, and how
        you made that determination.

20.   On page F-25, according to your amortization policy, you do not recognize amortization
        expense on capitalized software development costs until the related products are available
        for sale. You disclose that you have capitalized software costs of $7.8 million related to
        the xAP, xMod and xMSC that are not yet available for sale; however, we note from
        your disclosures on page 34 that yo-u have entered into purchase agreements with
        customers for the purchase of an aggregate of $15.5 million of xMax cognitive radio
        networking equipment including xMax wireless access points, xMSC mobile switching
        centers and xMod personal hotspots. Therefore, it appears that at least some of products
        for which these costs have been capitalized were available for sale recently. Please
        explain to us the relationship between the recent purchase agreements and the related
        capitalized software costs.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Adams, Staff Accountant at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        David E. Danovitch, Esq.